Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

Sunoco Logistics Partners L.P.

Year Ended December 31, 2003
(in thousands, except ratio)
Fixed Charges:
Interest cost and debt expense	$20,996
Interest allocable to rental expense (a)	1,504

Total	$22,500

Earnings:
Income before income tax expense	$59,434
Equity in income of less than 50 percent owned affiliated companies (b)	(14,469)
Dividends received from less than 50 percent owned affiliated companies (b)	12,929
Fixed charges	22,500
Interest capitalized	(493)
Amortization of previously capitalized interest	136

Total	$80,037

Ratio of Earnings to Fixed Charges	3.56

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(b)	Reflects amounts attributable to interests in the following corporate joint ventures accounted for under the equity method: 9.4 percent in Explorer Pipeline Company, 31.5 percent in Wolverine Pipe Line Company, 12.3 percent in West Shore Pipe Line Company, 14.0 percent in Yellowstone Pipe Line Company, and 43.8 percent in West Texas Gulf Pipe Line Company. An additional 3.1 percent interest in West Shore was acquired on September 30, 2003 for $3.7 million. Amounts included in the above are attributable to ownership from the date of acquisition.